Exhibit 99.1

Scientific Publication of Can-Fite and Vetbiolix Validates Piclidenoson’s Potential in the Multi-Billion Dollar Canine Osteoarthritis Market

Ramat Gan, Israel, May 18, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address oncological and inflammatory diseases, today announced publication of a peer-reviewed scientific article regarding previously reported positive findings from a study evaluating Piclidenoson for the treatment of canine osteoarthritis. The article abstract, titled “Piclidenoson, an A3 Adenosine Receptor Agonist, Improves Clinical Signs in Dogs with Osteoarthritis” was published in the peer-reviewed journal Frontiers in Veterinary Science and is available online.

The study described in the publication demonstrated that oral treatment with Piclidenoson resulted in statistically significant improvement in mobility and pain assessments in dogs suffering from osteoarthritis, while maintaining a favorable safety profile. The study supports the continued development of Piclidenoson as a potential oral disease-modifying therapy for canine osteoarthritis.

Key findings reported in the publication include:

●	Significant improvement in Liverpool Osteoarthritis in Dogs (LOAD) scores in dogs treated with Piclidenoson at 500 µg/kg BID

●	Significant reduction in pain scores measured by the Visual Analog Scale (VAS)

●	Significant reduction in veterinarian-assessed lameness and pain

●	Favorable safety profile with no serious treatment-related adverse events reported

●	Data supporting Piclidenoson’s potential as a novel oral therapy for canine osteoarthritis

Piclidenoson is being developed for veterinary indications by Vetbiolix under a licensing agreement with Can-Fite potentially valued at up to $325 million in upfront, milestone, and royalty payments. Vetbiolix is currently conducting an advanced Phase 2 clinical study evaluating Piclidenoson in dogs with osteoarthritis.

Prof. Pnina Fishman, Chairperson and Chief Scientific Officer of Can-Fite, stated,“Publication of these findings in a peer-reviewed scientific journal represents important external validation of Piclidenoson’s therapeutic potential in canine osteoarthritis. We believe the data demonstrate the potential of Piclidenoson to provide a safe and effective oral treatment option for dogs suffering from this highly prevalent disease while further supporting the commercial opportunity of our collaboration with Vetbiolix.”

Canine osteoarthritis is one of the most common chronic diseases affecting dogs worldwide and represents a significant and growing veterinary market. Current treatment options are limited and are often associated with safety and tolerability concerns during long-term use.

About Piclidenoson

Piclidenoson is a novel, first-in-class, A3 adenosine receptor agonist (A3AR) small molecule, orally bioavailable drug with an excellent safety and efficacy profile demonstrated in a Phase III clinical study in psoriasis. The drug’s mechanism of action entails inhibition of the inflammatory cytokines interleukin 17 and 23 (IL-17 and IL-23) and the induction of apoptosis of patients’ skin cell keratinocytes involved with the disease pathogenicity.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

About VETBIOLIX SAS

VETBIOLIX develops innovative products for the treatment of diseases affecting pets. VETBIOLIX has built a unique pipeline of First-in-class oral small molecules in-licensed (exclusive and worldwide license) from Human Biotech worldwide which are intended to answer veterinary unmet medical needs in periodontitis (VBX-1000; Cathepsin-K inhibitor), osteoarthritis (VBX-2000; A3 Adenosine receptor agonist) and gut motility disorders (VBX-3000; 5-HT4 agonist). VETBIOLIX focuses exclusively on clinical developments of its drug candidates: the company invests in (i) clinical proof of concept studies, (ii) CMC-Pharmaceutical developments, (iii) regulatory Pilot clinical studies and (iv) regulatory Pivotal clinical studies. Revenue generation of the company will be based on out-licensing and/or co-developments deals with the Veterinary Pharmaceutical Industry.

For more information please visit: https://www.vetbiolix.com

Contact: matthieu.dubruque@vetbiolix.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, product development efforts and prospects of its licensing agreement with Vetbiolix. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to the security situation in Israel; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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